

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

<u>Via E-Mail</u>
Robert Schneiderman, CEO
ScripsAmerica, Inc.
77 McCullough Drive, Suite 7
New Castle, Delaware 19720

> **Re: ScripsAmerica, Inc.**
> **Amendment No. 3 to Form S-1**
> **File No. 333-174831**
> **Filed October 20, 2011**

Dear Mr. Schneiderman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4. Please expand your response to prior comment 4 to address in more detail the company's reasons for not identifying the manufacturer of Compound SA 1022 and the product's brand name.

2.   We note that the company has removed all the disclosure regarding Compound SA 1022 from the registration statement. It appears to us that the disclosure regarding Compound SA 1022 is important information. Please revise your registration statement to reinsert the deleted disclosure on Compound SA 1022 into the registration statement except for the disclosure indicating the amount of U.S. sales according to IMS Health Incorporated for the period 2009-2010.

Robert Schneiderman
ScripsAmerica, Inc.
November 4, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director